eldorado gold

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Form of Proxy - Annual Meeting to be held on June 23, 2026

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management.**

6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 am (Pacific Time), on June 19, 2026.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com.

To Virtually Attend the Meeting

- You can attend the meeting virtually by visiting the URL provided on the back of this document.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

026FFA

Appointment of Proxyholder

I/We being holder(s) of securities of Eldorado Gold Corporation (the "Company") hereby appoint: George Burns, CEO, or failing this person, Karen Aram, Corporate Secretary (the "Management Nominees")

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

Note: If completing the appointment box above and you or your appointee intend on attending online YOU MUST go to http://www.computershare.com/eldorado and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with an Invite Code to gain entry to the online meeting. If the appointee is attending the meeting in person, this step is NOT required.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual Meeting of shareholders of the Company to be held in person at the offices of Fasken Martineau DuMoulin LLP, 550 Burrard Street, Suite 2900, Vancouver, BC V6C 0A3 and virtually at https://www.meetnow.global/MKZ9Z9W on June 23, 2026 at 10:00 am (Pacific Time), and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Against		For	Against		For	Against
01. Carissa Browning	☐	☐	02. George Burns	☐	☐	03. Teresa Conway	☐	☐
04. Samantha Espley	☐	☐	05. Sally Eyre	☐	☐	06. Patrick Godin	☐	☐
07. Judith Mosely	☐	☐	08. Daniel Myerson	☐	☐	09. Steven Reid	☐	☐

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NOTE: If at the Meeting more than nine individuals are nominated for election as directors, an instruction to vote "Against" a nominee will be treated as an instruction to "Withhold" from voting for that nominee.

2. Appointment of Auditors

For ☐ Withhold ☐

Appointment of KPMG as Auditors of the Company for the ensuing year.

3. Setting the Auditor's Pay

For ☐ Against ☐

Authorize the Directors to fix the Auditor's pay.

4. Advisory Vote on Executive Compensation

For ☐ Against ☐

Approve an ordinary resolution as set out in the management proxy circular supporting the Company's approach to executive compensation on an advisory basis.

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Signature of Proxyholder

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management.**
If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.

Signature(s)

Date

DD / MM / YY

Signing Capacity

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.